Filed pursuant to Rule 424(b)(3)
Registration No. 333-97321

PROSPECTUS SUPPLEMENT NO. 6
(TO PROSPECTUS DATED AUGUST 8, 2002)

2,507,452

BRIAZZ, Inc.

COMMON STOCK

This prospectus supplement supplements the prospectus dated August 8, 2002, and all prior supplements thereto, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 2,507,452 shares of our common stock. This prospectus supplement includes our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2003.

This prospectus supplement should be read in conjunction with the prospectus dated August 8, 2002, the prospectus supplement no. 1 dated November 18, 2002, the prospectus supplement no. 2 dated December 5, 2002, the prospectus supplement no. 3 dated December 16, 2002, the prospectus supplement no. 4 dated January 16, 2003, and the prospectus supplement no. 5 dated February 21, 2003, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to such documents, except to the extent that the information in this prospectus supplement updates and supercedes such information.

Investing in the shares involves risks. See “Risk Factors” beginning on page 12 of the prospectus dated August 8, 2002 and the risk factors included in Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002, which is included in the prospectus supplement no. 1 dated November 18, 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 21, 2003.

Conversions and Sales Under 14% Convertible Note

Through the date hereof, we have issued 50,200 shares of our common stock to Laurus Master Fund, Ltd. upon conversion of amounts owing under the 14% convertible note. Laurus has sold all of such shares pursuant to the prospectus, as supplemented.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 4, 2003

BRIAZZ, INC.

(Exact name of registrant as specified in its charter)

Washington	000-32527	91-1672311

(Jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

3901 7th Avenue South, Suite 200
Seattle, Washington 98108-5206

(Address and zip code of principal executive offices)

Registrant’s telephone number, including area code: (206) 467-0994

Not Applicable

(Former name or address, if changed since last report)

Item 5. Other Events
Item 9. Regulation FD Disclosure
SIGNATURES

Forward-Looking Statements

This report contains statements that may constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Such statements include comments regarding our ability to comply with the financial covenants in the $2.0 million secured promissory note we issued to Briazz Venture, L.L.C., our ability to obtain an extension to the $500,000 term note we issued to U.S. Bank, the number of shares of our common stock into which the shares of our series D preferred stock may become convertible, the conversion price at which the shares of our series D preferred stock may become convertible, our proposed financing with DB Advisors and the conversion or cancellation of Briazz Venture’s securities in such financing, and the potential transfer of our food production in the San Francisco market. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future results or performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include, without limitation, fluctuation of our operating results, negotiating agreements with U.S. Bank, DB Advisors and Briazz Venture on terms favorable to us, or at all, our ability to compete successfully, office occupancy, our ability to maintain current café locations and secure new ones, food and labor costs, operation in only four geographic areas and reliance upon Flying Food Group, L.L.C., distributors and wholesale customers. For additional factors that may cause actual results to differ materially from those contemplated by such forward-looking statements, please see the “Risk Factors” described in Exhibit 99.1 to our report on Form 10-Q, filed on November 18, 2002, and in other filings on file with the SEC, which risk factors are incorporated herein as though fully set forth. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

Item 5. Other Events

On March 6, 2003, we completed the offer and sale of $2.0 million in secured promissory notes, series D preferred stock and warrants to purchase common stock to Briazz Venture, L.L.C., an affiliate of Flying Food. We issued Briazz Venture a $2.0 million secured promissory note in consideration for approximately $0.55 million in cash and conversion of the $1.45 million principal amount of outstanding demand notes issued to Flying Food and its affiliates. The note is secured by all of our assets. We issued Briazz Venture a five-year warrant exercisable for 1,193,546 shares of our common stock at a price per share of $0.50, and 100 shares of series D preferred stock. We granted Briazz Venture registration rights covering the shares of our common stock issuable upon conversion of the series preferred stock and exercise of the warrant. We agreed to cause up to one person designated by Briazz Venture to be appointed to our Board of Directors, subject to increase if we receive shareholder approval. We agreed that, if we receive shareholder approval, we will cause up to five persons designated by Briazz Venture to be appointed to our Board of Directors, in accordance with the rules and regulations of Nasdaq or any exchange on which our common stock is listed.

The $2.0 million secured promissory note bears interest at 10% per year. Interest is payable monthly in arrears, in cash. The note matures, and all principal and accrued and unpaid interest

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becomes due, on March 6, 2004. The note may, however, become due prior to March 6, 2004 if we fail to meet financial covenants set forth in the note.

We have agreed that as of the end of each fiscal quarter beginning with the second fiscal quarter of 2003, we will have either generated positive EBITDA for such fiscal quarter or we will have generated positive EBITDA for the cumulative period beginning on the first day of the second fiscal quarter of 2003 through the end of the fiscal quarter in question. In the event we do not achieve at least one of these goals in any fiscal quarter, the note will mature on the 45th day after the end of the fiscal quarter. For example, if we do not generate positive EBITDA for our second fiscal quarter of 2003, which ends on June 29, 2003, the note will be due on August 13, 2003. For purposes of the note, EBITDA means net income before extraordinary items, income taxes, interest expense, investment income, non-recurring expenses, depreciation and amortization, plus any losses incurred by us because of Flying Food’s failure to comply with certain of its obligations under the food production agreement. In each of the last five completed fiscal years, we have generated negative EBITDA. We are not currently able to determine whether we will generate positive EBITDA during the second, third or fourth fiscal quarters of 2003.

In addition, if the $500,000 term note we issued to U.S. Bank in September 2002 becomes due prior to the maturity date of the $2.0 million note, the $2.0 million note will become due one business day prior to the maturity date of the $500,000 term note. The U.S. Bank note is currently due on March 31, 2003. We are currently seeking an extension of the U.S. Bank note to May 31, 2003. We anticipate that U.S. Bank will grant us the extension, because the $500,000 term note is secured by a certificate of deposit pledged by Victor D. Alhadeff, our Chief Executive Officer, Chief Financial Officer, Secretary and Chairman; however, we cannot assure you that we will be successful in negotiating this extension. If we are unable to obtain an extension, and Briazz Venture does not waive this term of the note, the $2.0 million note will be due on March 28, 2003 and the $500,000 term note will be due on March 31, 2003. If we obtain an extension to May 31, 2003, and do not obtain any additional extensions or waivers, the $2.0 million note will be due on May 30, 2003 and the $500,000 term note will be due on May 31, 2003. Our working capital is not currently sufficient to pay such amounts.

If our shareholders approve the conversion of the series D preferred stock, the series D preferred stock will be convertible at the option of the holder, for an aggregate conversion price of up to $2.0 million for a period of five years, into that number of shares of our common stock as is equal to 66.67% (the “Applicable Percentage”) of our outstanding shares of common stock, on a post-conversion, fully-diluted basis as measured on the date of shareholder approval (but excluding from the calculation of our fully-diluted share capital, subject to certain limitations, shares subject to our outstanding stock options and other shares reserved for issuance under our stock incentive plans). The number of shares of our common stock into which our series D preferred stock may be converted and the conversion price per share of common stock will initially be fixed on the date that the series D preferred stock first becomes convertible in accordance with the foregoing formula. If our shareholders approve the conversion of our series D preferred stock, then based upon our outstanding securities as of March 6, 2003, assuming that we do not issue, cancel or modify any of our securities prior to the date of shareholder approval and assuming that Briazz Venture does not exercise its warrant prior to the date of shareholder

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approval, the series D preferred stock would initially be convertible into a total of approximately 33,171,900 shares of our common stock at a conversion price of approximately $0.06 per share of common stock. The exact number of shares of our common stock that may be issued on conversion of the series D preferred stock and the exact conversion price of the series D preferred stock cannot be determined until the date we receive shareholder approval.

In the event that we complete an equity financing by April 1, 2003, the Applicable Percentage will be a percentage less than 66.67%. If we complete an equity financing by April 1, 2003 for gross proceeds to us of at least $4.0 million, the Applicable Percentage will be 40%. If we complete an equity financing by April 1, 2003 for gross proceeds to us of less than $4.0 million, the Applicable Percentage will be an amount between 40% and 66.67%, calculated as follows: (x) 66.67%, less (y) the result of the gross proceeds to us of the equity financing, divided by $4.0 million, multiplied by 26.67%. We do not anticipate completing an equity financing by April 1, 2003. Accordingly, we anticipate that the Applicable Percentage will be 66.67%.

If our series D preferred stock becoming convertible, then so long as the secured promissory note we issued to Briazz Venture remains outstanding, the series D preferred stock will be entitled to vote together with our common stock on an as-converted basis; provided, however, that the holders of the series D preferred stock will not be entitled to vote with respect to the approval of the transactions contemplated by the purchase agreement between us and Briazz Venture, and regardless of any adjustments that may occur to the conversion price of the series D preferred stock, each share of series D preferred stock will be subject to an overall maximum number of votes equal to the number of votes held by a holder of 111,111 shares of common stock (as adjusted for any stock splits or similar changes in the common stock). Subject to certain exceptions, once the conversion price per share of our series D preferred stock has been fixed, if we issue any additional shares of our common stock or any securities convertible or exercisable for shares of our common stock at an effective price that is less than the conversion price of the series D preferred stock, the conversion price will be adjusted to equal the effective price at which the new securities were issued. If the conversion of our series D preferred stock is not approved by our shareholders, the series D preferred stock will not become convertible at the option of the holder and will not be entitled to vote on an as-converted basis. Any shares of series D preferred stock outstanding on the fifth anniversary of the initial issuance of our series D preferred stock will be automatically converted into shares of our common stock at a rate of 1/100th of a share of our common stock per share of our series D preferred stock.

Subject to certain exceptions, if we issue any additional shares of our common stock or any securities convertible or exercisable for shares of our common stock at an effective price that is less than the exercise price of the warrant issued to Briazz Venture, the warrant exercise price will be adjusted to equal the effective price at which the new securities were issued. Upon the series D preferred stock becoming convertible, the warrant will automatically terminate. Any exercise of the warrant prior to such time will reduce the aggregate conversion price and number of shares issuable upon conversion of the series D preferred stock.

Victor D. Alhadeff, our Chief Executive Officer, Chief Financial Officer, Secretary and Chairman, has entered into a voting agreement with Briazz Venture in which he has agreed to vote all shares of our voting capital stock that he owns, of record or beneficially, or over which

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he has voting authority or discretion to approve the common stock issuable upon conversion of the series D preferred stock. In addition, we have agreed that by April 5, 2003, Briazz Venture will receive voting agreements from the beneficial holders of not less than 35% of our outstanding common stock, in which the holders agree to vote their shares of our common stock in favor of the approval of the issuance of shares of our common stock upon conversion of the series D preferred stock.

As disclosed in the Form 8-K filed February 21, 2003, Briazz Venture has indicated to Briazz that it intends to participate in the proposed financing with DB Advisors if the financing is substantially on the same terms as set forth in the term sheet signed with DB Advisors and if the agreements and related documentation are satisfactory to Flying Food. If Briazz Venture were to participate in the proposed financing with DB Advisors, the notes, warrants and Series D preferred stock issued to Briazz Venture would be cancelled as payment for the securities issued in the DB financing. There can be no assurance that this offering will be completed.

In addition, we have amended the terms of the $1.25 million convertible note and warrant to purchase 250,000 shares of our common stock that we issued to Laurus Master Fund, Ltd. on June 18, 2002. The amendment to the note suspends our obligation to make monthly payments of principal until the earlier of June 30, 2003 or the closing on an investment by Deutsche Bank or any of its affiliates, suspends the right of Laurus to demand conversion under the note during the same period of time, and restructures the repayment schedule for the remaining payments over a seven-month period following the resumption of principal payments. The amendment also eliminates the “weighted average” anti-dilution price protections contained in the note and reduces the fixed conversion price for Laurus-requested conversions from $0.50 per share of our common stock to $0.10 per share of our common stock. The amendment to the warrant reduces the warrant exercise price from $1.43 to $1.95 per share of our common stock to $0.10 per share of our common stock, and suspends the right of Laurus to exercise the warrant until the earlier of June 30, 2003 or the closing on an investment by Deutsche Bank or its affiliates.

None of the securities described herein have been registered under the Securities Act of 1933, as amended, and none of the securities described herein will be registered under the Securities Act. None of the securities described herein may be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.

This report does not constitute an offer of any of the securities described herein in any jurisdiction.

Item 9. Regulation FD Disclosure

Pursuant to our food production agreement with Flying Food, on February 28, 2003, we closed our Seattle central kitchen and transferred our food production for the Seattle market to Flying Food. As of the date hereof, Flying Food has assumed the production of our branded food products and we have closed our central kitchens in our Seattle, Chicago and Los Angeles markets, and we continue to operate our San Francisco central kitchen pending the transfer of food production to

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a third party in that market. Following the closure of our Seattle central kitchen, we entered into an agreement to sublease approximately 70% of the space we formerly occupied for our Seattle central kitchen and corporate headquarters, retaining the corporate office space and some warehouse space.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BRIAZZ, INC.

Date: March 11, 2003	/s/ Victor D Alhadeff

Victor D. Alhadeff Chief Executive Officer, Chief Financial Officer, Secretary and Chairman

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